SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                FINAL AMENDMENT

                            (Name of Subject Company)

                       Urban Improvement Fund Limited-1974

                        A California limited partnership

                              at $210 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

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     Transaction Valuation*                         Amount of Filing Fee
            $218,400                                       $43.68
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* For purposes of calculating the filing fee only. This calculation assumes the purchase of 1,040 Units at a purchase price of $210 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:    $43.68        Filing Party:   Equity Resource
                                                              Lexington Fund LP

     Form of Registration No.:  Schedule TO/T  Date Filed:    April 30, 2002

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                                 FINAL AMENDMENT

         This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 30, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 1,040 units (the "Units") of limited partnership interests in Urban Improvement Fund Limited-1974, a California limited partnership (the "Partnership"), at $210 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 30, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

         Item 4. Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer expired at 12:00 Midnight, Eastern Time, on June 13, 2002. Pursuant to the Offer, the Purchaser has accepted an aggregate of 368.5 Units at a price of $210 per Unit, net to the sellers in cash, for an aggregate amount of $77,385.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      JULY 2, 2002   Equity Resource Lexington Fund Limited Partnership,
                                   a Massachusetts limited partnership

                                   By:  /s/  Eggert Dagbjartsson
                                      ------------------------------------------
                                             Eggert Dagbjartsson
                                             General Partner

                                   Equity Resources Group, Inc.
                                   A Massachusetts Corporation

                                   By:  /s/  Eggert Dagbjartsson
                                      ------------------------------------------
                                             Eggert Dagbjartsson
                                             Executive Vice President

                                   Eggert Dagbjartsson

                                   By:  /s/  Eggert Dagbjartsson
                                      ------------------------------------------
                                             Eggert Dagbjartsson

                                  EXHIBIT INDEX

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                                                                   Sequential
Exhibit No.                          Description                  Page Number
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(a)(1) -          Offer to Purchase, dated April 30, 2002.*           4-28
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(a)(2) -          Transmittal letter, dated April 30, 2002.*           29
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(a)(3) -          Agreement of Sale *                                30-33
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(a)(4)            Summary Advertisement*                               34
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(a)(5)            Press Release dated May 30, 2002*
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(b) -             Not applicable.
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(c) -             Not applicable.
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(d) -             Not applicable.
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(e) -             Not applicable.
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(f) -             Not applicable.
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(g)               Not applicable
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(h)               Not applicable.
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* Previously Filed